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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

    Fred B. Craves
    c/o Bay City Capital LLC
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    750 Battery Street, Suite 600
--------------------------------------------------------------------------------
                                   (Street)

    San Francisco,                    CA                              94111
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol   Medarex, Inc. (MEDX)
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)   000-00-0000
                                                                  --------------

4.  Statement for Month/Year       June 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    [X] Director    [ ] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

                  Chairman of the Board of Directors
                  ----------------------------------


7.  Individual or Joint/Group Filing (Check applicable line)

    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person

    ----------------------------------------------------------------------------


TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      See
                                                                                                                      explanation I,
Common Stock          06/16/00     S             3,545          (D)      $80.1875                              I      below.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/19/00     S             5,022          (D)      $80.0945                              I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/20/00     S             1,477          (D)      $85.125                               I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/20/00     S             5,318          (D)      $82.1424                              I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/21/00     S             2,511          (D)      $83.7353                              I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/22/00     S               886          (D)      $84.2083                              I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/28/00     S             2,216          (D)      $80.8271                              I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/29/00     S             2,659          (D)      $80.854                               I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          07/03/00     X            13,436          (A)      $10.00           98,758               I
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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
FORM 4 (continued)

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants              $10.00              07/03/00             X                                      13,301
-----------------------------------------------------------------------------------------------------------------------------

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative       6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
    Security (Instr. 3)          cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               See                                         See
                                                    Common                 explanation 2,                             explanation 1,
Common Stock Warrants         08/04/98  08/04/02    Stock     13,301          below           0                I          below
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

1. In a series of open market transactions, BCC Acquisition I LLC ("BCC Acquisition") sold 800,000 shares of the Issuer's Common Stock and exercised Warrants to purchase 454,796 shares of Issuer's Common Stock (the "Shares"). Fred B. Craves' indirect ownership of the Issuer's Common Stock and Warrants is derived as follows: The Bay City Capital Fund I, L.P. ("BCC") has approximately a 74.634% proportional interest in the capital account of BCC Acquisition. Bay City Capital Management LLC ("BCC Management") owns a 3.75% general partnership interest in BCC. The Craves Group LLC owns a 50% proportional interest in the capital account of BCC Management. Fred B. Craves owns a 1/3 proportional interest in the capital account of The Craves Group LLC. In addition, The Craves Group LLC has a 10% limited partnership interest in BCC. The Reporting Person disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein. The Reporting Person disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

2. Pursuant to the Rights Exchange Agreement ("REA"), dated as of June 10, 1998, the price for each warrant was based on the Face Value (as defined in the REA) of rights acquired, where $6.75 of Face Value was exchanged for 1 share of the Issuer's Common Stock and a warrant to purchase 0.1222 shares of Issuer's Common Stock.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                              /s/ Fred B. Craves                   7/7/2000
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


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